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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.2)*

                            Ply Gem Industries, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
                         (Title of Class of Securities)

                                    72941610
                                 (CUSIP Number)

                   Richard D. Bohm, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                     New York, NY 10022      (212) 909-6000
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 25, 1997
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification
         Nos. of Above Persons          Dana R. Snyder
                                        SS:  ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                      (a)
         if a Member of a Group                         (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
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(4)      Source of Funds                             00
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                         U.S.A.
--------------------------------------------------------------------------------
Number of Shares        (7) Sole Voting Power                    0
Beneficially Owned     ---------------------------------------------------------
by Each Reporting       (8) Shared Voting Power                  0
Person With            ---------------------------------------------------------
                        (9) Sole Dispositive Power               0
                       ---------------------------------------------------------
                       (10) Shared Dispositive Power             0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                          0
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                     0%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                               IN



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              CONTINUATION PAGES OF AMENDMENT NO. 2 TO SCHEDULE 13D
                                    FILED BY
                                 DANA R. SNYDER

Item 1. SECURITY AND ISSUER.

                  The title of the class of equity securities to which this Amendment relates is the Common Stock, par value $.25 per share (the "Common Stock"), of Ply Gem Industries, Inc. a Delaware corporation (the "Issuer"). This Amendment No. 1 amends the Schedule 13D filed on June 27, 1997, as amended by Amendment No. 1 thereto, dated July 24, 1997 (such filing, as amended, the "Form 13D"). The address of the principal executive offices of the Issuer is 777 Third Avenue, New York, New York 10017.

Item 2.  IDENTITY AND BACKGROUND.

                  (a) The name of the person filing this statement is Dana R. Snyder.

                  (b) Mr. Snyder's residence is located at 117 Quayside Drive, Jupiter, Florida 33744.

                  (c) As of August 25, 1997, Mr. Snyder is no longer employed by the Issuer and no longer serves as a member of the Issuer's board of directors. Mr. Snyder and the Issuer may enter into a short-term consulting arrangement to address certain transitional matters.

                  (d) Mr. Snyder has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Snyder has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Snyder is a U.S. citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  N/A

Item 4.  PURPOSE OF TRANSACTION.



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                  N/A

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As disclosed in item 5(c), Mr. Snyder is no longer the beneficial owner of any Common Stock.

                  (b) N/A

                  (c) As described in the Form 13D, NTK Sub, Inc., a Delaware corporation, commenced a tender offer on July 29, 1997 to purchase all outstanding shares of Common Stock. This tender offer was consummated on August 25, 1997. On such date, Mr. Snyder tendered all of his shares of Common Stock to NTK. Also on such date, the Issuer cancelled all of Mr. Snyder's options to acquire Common Stock on the terms set forth in the Amended and Restated Stockholders Agreement, dated as of July 24, 1997, that was attached to the Form 13D as an exhibit.

                  (d) N/A

                  (e) Mr. Snyder ceased to be the beneficial owner of any Common Stock on August 25, 1997.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  N/A

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

                  None.



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SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 4, 1997


                           Signature:   /s/ Dana R. Snyder
                                        -----------------------------
                           Name/Title:  Dana R. Snyder





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